Exhibit (a)(1)(I)
                                                            -----------------

FOR IMMEDIATE RELEASE

CONTACT
Lawrence E. Dennedy
MacKenzie Partners, Inc.
212-929-5500


   NBO, LLC AND QDI ACQUISITION LLC EXTEND TENDER OFFER FOR QUALITY DINING AND
                  WITHDRAW A CONDITION TO THEIR TENDER OFFER.
--------------------------------------------------------------------------------


Southfield, Michigan -- June 5, 2000. NBO, LLC and its subsidiary, QDI Acquisition LLC, today announced that their tender offer for all outstanding shares of common stock of Quality Dining, Inc. (Nasdaq: QDIN) at $5.00 per share in cash has been extended until 5:00 p.m. New York City time on Monday, July 10, 2000. A total of 3,222,706 shares had been tendered through June 5, 2000.

NBO's David Schostak commented: "In view of the fact that the Company has so far refused to lift the poison pill and comply with other conditions to closing our tender that are within its control, we are extremely pleased by this shareholder response. We believe shareholders are sending a strong message that they want the right to decide for themselves whether to sell their shares to us."

Mr. Schostak added: "We have received numerous calls from individual investors seeking to tender at $5.00 per share. We urge the Board to agree publicly that if shareholders tender a number of shares which, when added to ours, represent a majority of all shares, the Company will cooperate with us and take such steps as are within its control to satisfy the conditions to closing. I believe that if they received such assurance, the shareholder response to our offer would be overwhelming."

QDI Acquisition and NBO, LLC, also announced that NBO sent a letter to the Board of Directors of Quality Dining, Inc. indicating, among other things, that the "QDI Indebtedness Condition," to their $5.00 per share cash tender offer for all Quality Dining stock was being withdrawn. This condition, which was dropped in response to the Company's publicly expressed concerns, would have allowed NBO not to close its offer if Quality Dining was in default under the terms of any of its indebtedness. David W. Schostak, on behalf of NBO, stated, "As expressed in our letter to the Board, we believe that the Company's concerns were more smokescreen than substance. We have now addressed what the Quality Dining Board presented as a principal reason for its failure to support our $5.00 per share tender offer. Shareholders can now tender their shares without risk that appropriate consents would not be obtained. We hope that the Board will see the light and do what's right for the shareholders: agree to support the offer if the shareholders vote to accept it by tendering their shares."

The letter also described to the Quality Dining Board of Directors why NBO believes that $5.00 per share represents a viable alternative to a continued investment in Quality Dining given the price of the stock notwithstanding the opinion of the financial advisor hired by the Board. Mr. Schostak said, "the advisor's opinion was based on projections provided by management that the advisor simply assumed were capable of being achieved. We think shareholders should have the right to choose between a continued investment in the Company's long-term strategy or receiving $5.00 per share in cash now."

A copy of the letter is attached.

The tender offer is conditioned upon, among other things: (a) there being validly tendered and not withdrawn before the expiration of the Offer shares of common stock of Quality Dining that, when added to the shares owned by QDI Acquisition and NBO, would represent at least a majority of the outstanding shares of Quality Dining on a fully diluted basis on the date of the purchase;
(b) that Quality Dining's Board of Directors redeem the Shareholder Rights or make them inapplicable to QDI Acquisition's offer; (c) that the Quality Dining Board approve the acquisition of shares by QDI Acquisition in the offer, or that QDI Acquisition otherwise be satisfied that the proposed merger can occur under Chapter 43 of the Indiana Business Corporation Law, as soon as practicable following consummation of the offer; (d) that the Quality Dining Board approve an amendment to Quality Dining's By-laws or otherwise ensure that QDI Acquisition will be able to vote its shares acquired in the offer without restriction or limitation under Chapter 42 of the Indiana BCL; (e) that QDI Acquisition, in its reasonable discretion, be satisfied that the proposed merger can be consummated without a supermajority vote of Quality Dining's shareholders pursuant to Article VIII of Quality Dining's Restated Articles of Incorporation; and (f) that the Quality Dining Board agree to cause a majority of the Board of Directors to be comprised of representatives of QDI Acquisition and/or NBO immediately following consummation of the offer.

The information agent for the tender offer is MacKenzie Partners, Inc.
(212) 929-5500.



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
                                    NBO, LLC
                           25800 NORTHWESTERN HIGHWAY
                                    SUITE 750
                           SOUTHFIELD, MICHIGAN 48075
                     TEL. (248) 262-1000 FAX (248) 357-6116

                                  June 5, 2000


BY FACSIMILE AND FEDERAL EXPRESS
--------------------------------

Board of Directors
Quality Dining, Inc.
4220 Edison Lakes Parkway
Mishawaka, Indiana  46545

Dear Directors:

"The Company's fundamental business strategy," you wrote in Quality Dining's Annual Report "is to maximize cash flow . . . through proven operating management, reduce debt and appropriately grow. . . ." These words were quoted not from your most recent Annual Report, but from the Annual Report for the fiscal year ended October 26, 1997, a date marking the end of the last extended period during which Quality Dining stock sustained and closed at trading levels above $5 per share. You repeated this language unchanged in your Annual Report for fiscal 1998. This message is, indeed, striking in its similarity to the message you continue to deliver to shareholders even though the Company's strategy has resulted in a plummet of Quality Dining's stock price from these former levels to $2.03 per share by April 18, 2000, the day we announced that we intended to launch our tender offer.

On May 22, 2000 your chairman and Quality Dining's Chief Executive Officer, Dan Fitzpatrick, wrote that we, in offering shareholders the ability to sell their shares at a higher price than he has realized for them in years, have offered nothing new. Your failure (and Dan's) to acknowledge publicly the significant value that we indeed offer shareholders is highlighted by Dan's action, with your authorization, in purchasing 65,000 shares during April 2000 for an average price of $2.27 per share - while you keep in place restrictions that prevent shareholders from selling their stock to us for $5.00 per share. In his May 22 letter, Dan ignored this inequity and his own buying on the cheap and again referenced a "long-term strategy." Dan stated that this strategy is "beginning to produce results." Results for whom? When will the "results" of the strategy repeated to us year after year be reflected in a stock price exceeding $5.00 per share? WE BELIEVE THAT THE BOARD OF DIRECTORS SHOULD LET SHAREHOLDERS DECIDE WHETHER TO SELL THEIR QUALITY DINING STOCK TO US AND NOT OBSTRUCT THEIR DECISION BY KEEPING IN PLACE A "POISON PILL" AND OTHER RESTRICTIONS THAT EFFECTIVELY PREVENT US FROM BUYING THEIR SHARES. SHAREHOLDERS COULD THEN EXERCISE THEIR OWN FREEDOM OF CHOICE AND DECIDE WHETHER TO HOLD THEIR SHARES, IF THEY BELIEVE IN DAN'S LONG-TERM STRATEGY, OR SELL THEM TO US FOR $5.00 PER SHARE IN CASH.

We have carefully considered Dan's May 22 letter and reviewed your simultaneous filing with the Securities and Exchange Commission. I believe that we share the feelings of our fellow shareholders when we say we are disappointed in you as a board. WE BELIEVE THAT YOU HAVE NOT ACTED IN A MANNER THAT SERVES THE BEST INTERESTS OF QUALITY DINING AND ITS SHAREHOLDERS. Rather, we believe that the Board continues to protect the privileged positions of management while ignoring its failed business strategy and preventing shareholders from seriously considering our alternative - $5.00 per share in cash. Indeed your constant refrain that the shareholders rejected our $5.00 per share cash merger proposal because the incumbent directors were elected at this year's Annual Meeting is blatantly false: you were elected only after promising that the Board would fairly consider our offer after the Annual Meeting. As we feared, however, you


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
then rejected that merger proposal without any indication that you gave it serious consideration.

With regard to our cash tender offer, we object in the most strenuous way possible to your misleading and transparent claim that our tender offer is "illusory." The time has come to set the record straight:

RIGHT PRICE. We believe that $5.00 per share is a full and fair price for the Company's stock. Not only does it represent a tremendous premium over market price, but the "fairness" opinion on which you relied to justify your rejection of our offer cannot withstand analysis. Among other things, the bulk of the $385,000 fee (equivalent to nearly one-quarter of the Company's net income) you paid to your advisor for this opinion was payable only after you heard the results of this opinion - obviously compromising the independence of the advisory firm. Perhaps more importantly, your advisor based its opinion on projections provided strictly by you that it "assumed" were capable of being achieved. Your advisor did not opine as to the reasonableness of these projections, you have not publicly released them to shareholders, and you have not commented on what price you believe would be "fair" to shareholders from a financial point of view. Finally, we note that you granted this advisor the right to act as "exclusive financial advisor" in connection with any proposed acquisition of the Company, an engagement that can be terminated by the Company at will. We believe that this "carrot" also could influence the advisor's judgment. In any event, WE REMAIN CONVINCED THAT THE PRICE WE OFFER WILL NOT BE ACHIEVED IN THE MARKETPLACE IN THE REASONABLY FORESEEABLE FUTURE BY A CONTINUATION OF MANAGEMENT'S (UNSUCCESSFUL) STRATEGY.

RIGHT TIME. Management has offered no new strategy to stem the Company's lagging stock price. Thus, we have no reason to believe that tangible results will be seen in the foreseeable future from management's stated strategy of maximizing cash flow, reducing debt and slow growth - which strategy has not produced any tangible benefit to shareholders for years. OUR ALTERNATIVE IS SIMPLE - WE OFFER CASH. NOW.

NOT UNLIKELY TO SUCCEED. Since we announced our intention to launch our tender offer, Quality Dining's stock price has increased by over 60%. While no one is capable of predicting the future, especially where the markets are concerned, we believe that all of this increased value represents investors' belief that our tender offer will not fail. In fact, we are astounded at the hollow and poorly reasoned suggestions you have made concerning the ability of our tender offer to succeed. After all, we have shown you a firm $55 million bank commitment. As discussed below, we believe that none of the financial issues that you have raised is legitimate, but we will revise our tender offer to assuage the Company's alleged concerns that we can simply walk away because of the "QDI Financing Condition."

Standard Credit and Franchise Agreement Terms. You correctly point out that your revolving credit and franchise agreements contain standard language giving your banks and franchisors the right to terminate these agreements upon a change of control. You have failed, however, to suggest any reason why any of these parties would be inclined to exercise this right simply because management shifted from current management to new management put in place by NBO. In addition, you failed to present to shareholders critical information about our experience as franchisees that gives us reason to believe that these termination rights would not be exercised.

Qualified and Experienced Franchisees. As we know Dan is aware, businesses operated by the Schostaks have been Burger King franchisees for nearly 20 years. We currently operate 69 Burger King restaurants as franchisees and believe that our relations with the Burger King Corporation are good. Indeed, as you may be aware, our Burger King affiliate was selected by Burger King Corporation as one of only four U.S. winners of the prestigious Burger King Development Excellence Award for 2000. In addition, we are familiar with the objective and subjective criteria applied in evaluation of potential franchisees. In fact, we have purchased many Burger King Restaurants from numerous other franchisees as well


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
as from the Burger King Corporation and, in each and every instance, were approved as franchisees without delay. We are confident that we will receive appropriate Burger King consents. Similarly, in view of our experience in the industry, we believe that consents would be granted in the case of the Company's Chili's restaurants as well. Indeed, we believe that the risk of any failure to acquire such consents is so low that we did not condition our tender offer, as we believe other bidders might have done, on receipt of such consents. We believe that you do shareholders a grave disservice to suggest that these termination clauses should be a significant factor in deciding whether they should tender their shares to us.

Tender Offer Condition Withdrawn. We had conditioned our offer on Quality Dining not being in default under the terms of any of its indebtedness. Because certain of the Company's indebtedness has "change of control" default provisions, you have suggested that our offer is "illusory." We disagree. We are familiar with the bank group providing the Company's existing financing and have had business dealings with, and borrowings from, members of this group for purposes of financing our affiliated Burger King franchise operations. We have no reason to believe that, if Quality Dining drops its opposition to our offer, the existing bank group would not consent to the change of control that would result. Certainly, Dan's letter has given us no reason to reconsider this view. Moreover, it should be possible to obtain any necessary replacement financing from other sources. IN ANY EVENT, IN ORDER TO DEMONSTRATE THAT WE DO NOT CONSIDER THE COMPANY'S CURRENT FINANCING ARRANGEMENTS TO BE AN IMPEDIMENT TO CLOSING OUR OFFER, WE HEREBY INFORM YOU THAT WE WILL REVISE OUR TENDER OFFER TO ELIMINATE THE "QDI INDEBTEDNESS CONDITION."

IN SUM, THE BOARD SHOULD LET THE SHAREHOLDERS DECIDE - THE STOCK WE SEEK TO PURCHASE BELONGS TO THEM.

Once again, we urge you, as the board of directors, to act in the shareholders' best interest. We urge you to agree publicly that, if sufficient shares are tendered such that our minimum condition is satisfied, Quality Dining will fully cooperate with NBO and take such steps as are within its control to satisfy all conditions to our offer. In this way, Quality Dining shareholders, with both our offer and your recommendation in hand, can then decide whether to tender their shares with the assurance that the Company will not frustrate the decision of the holders of a majority of its shares.

                                                    Very truly yours,

                                                    /s/ David W. Schostak

                                                    David W. Schostak

cc:    Philip J. Faccenda
       Daniel B. Fitzpatrick
       James K. Fitzpatrick
       Ezra H. Friedlander
       Steven M. Lewis
       Christopher J. Murphy III
       Bruce M. Jacobson




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